SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 05 February 2015

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

5 February 2015

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO. PLEASE SEE THE IMPORTANT NOTICE WITHIN THIS ANNOUNCEMENT.

BT agrees definitive terms to acquire EE for £12.5bn to create the UK's leading communications provider

BT has agreed definitive terms to acquire EE for £12.5bn. The combination of EE and BT will provide customers with innovative, seamless services that combine the power of fibre broadband with wi-fi and advanced mobile capabilities. Integrating the two companies will accelerate BT's mobility strategy and increase BT's capacity for future investment and product innovation as it continues to build world-class digital infrastructure in the UK.

Transaction highlights

• BT announces that it has agreed definitive terms to acquire EE for £12.5bn

• EE is the leading mobile network operator in the UK with 31m customers of which 24.5m are direct mobile customers1 and 834,000 are fixed broadband customers. It has the largest 4G customer base of any operator in Europe

• The consideration for EE will be payable as a combination of cash and new BT ordinary shares issued to both Deutsche Telekom and Orange

• The cash consideration will be financed by a combination of new debt financing and approximately £1bn from the placing of new BT shares. The Equity Placing will be launched in due course

• Following the Transaction and Equity Placing, Deutsche Telekom will hold a 12% stake in BT and will be entitled to appoint one non-executive member of the BT Board of Directors. Orange will hold a 4% stake in BT

• By combining the UK's most advanced 4G network and most extensive superfast broadband network, BT will have greater scope for future investment and product innovation

• BT expects to achieve combined operating cost and capex synergies of around £360m p.a. in the fourth full year post Completion. This is equivalent to a net present value of around £3.5bn before integration costs or around £3.0bn after integration costs

• BT expects to generate revenue synergies by providing a full range of communications services to the combined customer base. This includes BT selling its broadband, fixed telephony and pay-TV services to those EE customers who do not currently take a service from BT. BT also expects to accelerate the sale of converged fixed-mobile services to BT's existing consumer and business customers and offer new services, using both companies' product portfolios, skills and networks. BT expects to generate revenue synergies with a total net present value of approximately £1.6bn

• The Transaction values EE at a multiple of 6.0x 2014 EBITDA and 9.6x 2014 OpFCF, adjusted for the net present value of the operating cost and capex synergies2

• The Transaction is expected to be accretive to FCF per share in the first full year post Completion3. As a result of EE's high depreciation charge, reflecting historical network investment, the Transaction is expected to be accretive to Adjusted EPS one year later3

• The cash return on investment of the Transaction is expected to comfortably exceed BT'scost of capital in the third full year post Completion

• The Transaction is subject to approval by the shareholders of BT and merger clearance, in particular from the UK Competition and Markets Authority. It is expected to complete before the end of BT's 2015/16 financial year

BT Chief Executive Gavin Patterson said:

"This is a major milestone for BT as it will allow us to accelerate our mobility plans and increaseour investment in them. The UK's leading 4G network will now dovetail with the UK's biggest fibre network, helping to create the leading converged communications provider in the UK. Consumers and businesses will benefit from new products and servicesas well as from increased investment and innovation. The deal provides an attractive opportunity for BT to generate considerable value for shareholders, with significant operating and capital investment efficiencies supported by our tried and tested cost transformation activities. The enlarged BT will offer significant opportunities for employees as we lead the creation of a world-class digital infrastructure for Britain."

EE Chief Executive Olaf Swantee said:

"Joining BT represents an exciting next stage for our company, customers, and people. In the last few years alone, we have built the UK's biggest, fastest and best 4G network, significantly advancing the digital communications infrastructure for people and businesses across Britain. Today's announcement will ensure the UK remains at the forefront of the mobile revolution, bringing even more innovation and investment in world leading connectivity for our customers."

Deutsche Telekom Chief Executive Tim Höttges said:

"The transaction is much more than just the creation ofthe leading integrated fixed and mobile network operator in Europe's second largest economy. We will be the largest individual shareholder in BT and are laying the foundations for our two companies to be able to work together in the future. This is another example of the consistent and successful execution of our portfolio optimisation strategy."

Orange Chief Executive Stéphane Richard said:

"This is a landmark transaction for Orange and the next natural step in the evolution of BT and EE. We are confident the combined company will go on to provide new and exciting services to its customers as the demand for data and connected services continues to grow."

Investor and analyst call

A conference call and webcast for investors and analysts will be held at 08:00 (UK time) today.

Live webcast: Click here for the BT EE webcast
(Replay available from 12:00 UK time)

Dial in details: UK - 0844 800 3850; International - +44 844 800 3850;
Alternate number +44 (0)20 7762 6301
Password: 'February'

Replay: UK Freefone - 0800 032 9687; UK/International - +44 (0)207 136 9233
Passcode: 1334 0331
(Replay available from 12:00 UK time for 7 days)

This preceding summary should be read in conjunction with the full text of the following announcement and its appendices, together with the Circular which will be published in due course.

Enquiries:

BTGroup plc

Press office:
Ross Cook Tel: 020 7356 5369

Investor relations:
Damien Maltarp Tel: 020 7356 4909

For further information

Enquiries about this news release should be made to the BTGroup Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

Goldman Sachs is acting as lead financial adviser to BT in connection with the Transaction. J.P. Morgan Cazenove is acting as financial adviser, Sponsor and corporate broker to BT in connection with the Transaction. Perella Weinberg is also acting as a financial adviser to BT in connection with the Transaction.

IMPORTANT NOTICE

This announcement has been issued by and is the sole responsibility of the Company. The information contained in this announcement is for background purposes only and does not purport to be full or complete. The information in this announcement is subject to change.

Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this announcement.

This announcement is for information purposes only and is not intended to and does not constitute or form part of any offer or invitation to purchase or subscribe for, or any solicitation to purchase or subscribe for Shares in any jurisdiction. No offer or invitation to purchase or subscribe for, or any solicitation to purchase or subscribe for, Shares will be made in any jurisdiction in which such an offer or solicitation is unlawful. The information contained in this announcement is not for release, publication or distribution to persons in the United States or any other jurisdiction, where to do so might constitute a violation of local securities laws or regulations.

The Consideration Shares and any other securities referred to herein have not been and will not be registered under the Securities Act or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States except pursuant to an applicable exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offer of the Consideration Shares and any other securities referred to herein in the United States.

The distribution of this Announcement into jurisdictions other than the United Kingdom may be restricted by law, and, therefore, persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of such jurisdiction.

This Announcement does not constitute a recommendation concerning any investor's options with respect to the Equity Placing. The price and value of securities can go down as well as up. Past performance is not a guide to future performance. The contents of this Announcement are not to be construed as legal, business, financial or tax advice. Each Shareholder or prospective investor should consult his, her or its own legal adviser, business adviser, financial adviser or tax adviser for legal, financial, business or tax advice.

Notice to all investors

Goldman Sachs International is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority. J.P. Morgan Limited (which conducts its UK investment banking activities as J.P. Morgan Cazenove) is authorised and regulated in the United Kingdom by the Financial Conduct Authority. Perella Weinberg is authorised and regulated in the United Kingdom by the Financial Conduct Authority. Goldman Sachs International, J.P. Morgan Cazenove and Perella Weinberg are acting exclusively for the Company and are acting for no one else in connection with the Transaction and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Transaction and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients, nor for providing advice in connection with the Transaction or any other matter, transaction or arrangement referred to herein.

Aside from the responsibilities and liabilities, if any, which may be imposed by the FSMA or the regulatory regime established thereunder or any other applicable regulatory regime, Goldman Sachs International, J.P. Morgan Cazenove, Perella Weinberg and their respective affiliates do not accept any responsibility or liability whatsoever and make no representation or warranty, express or implied, for the contents of this Announcement, including its accuracy, fairness, sufficiency, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with the Company, the Equity Placing or the Transaction and nothing in this Announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Each of Goldman Sachs International, J.P. Morgan Cazenove and their respective affiliates accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this Announcement or any such statement. Each of Goldman Sachs International, J.P. Morgan Cazenove and Perella Weinberg and/or their affiliates provides various investment banking, commercial banking and financial advisory services from time to time to the Company.

No person has been authorised to give any information or to make any representations other than those contained in this Announcement and, if given or made, such information or representations must not be relied on as having been authorised by the Company, Goldman Sachs International, J.P. Morgan Cazenove or Perella Weinberg. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, the issue of this Announcement shall not, in any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this Announcement or that the information in it is correct as at any subsequent date.

Forward-looking Statements

This Announcement contains (or may contain) statements that are, or may be deemed to be, "forward-looking statements", including within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations and projections about future events and other matters that are not historical fact. These forward-looking statements are sometimes identified by the use of a date in the future or forward-looking terminology, including, but not limited to, the words "aim", "anticipate", "believe", "intend", "plan" "estimate", "expect", "may", "target", "project", "will", "could" or "should" or, in each case, their negative or other variations or words of similar meaning. These forward-looking statements include matters that are not historical facts and include statements that reflect the directors' intentions, beliefs and current expectations. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future or are beyond the Company's control. They are not guarantees of future performance and are based on one or more assumptions.

Forward-looking statements appear in a number of places throughout this Announcement and include statements regarding the intentions, beliefs or current expectations of the Company concerning, without limitation: current and future years' outlook; revenue and revenue trends; EBITDA; free cash flow and operating free cash flow; capital expenditure; shareholder returns including progressive dividends; net debt; credit ratings; investment in and rollout of BT's fibre network, and its reach, innovations, increased speeds and speed availability; BT's broadband-based service and strategy; BT's investment in TV; growth opportunities in networked IT services; the pay-TV services market, broadband, and mobility and future voice; enhancing BT's TV service; growth of, and opportunities available in, the communications industry and BT's positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives, decisions and outcomes on operations; BT's possible or assumed future results of operations and/or those of its associates and joint ventures; investment plans; adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; anticipated financial and other benefits and synergies resulting from the Acquisition, including revenue, operating cost and capital expenditure synergies; and BT's plans and objectives following the Acquisition.

Statements contained in this Announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Any forward-looking statements in this Announcement reflect the Company's view with respect to future events as at the date of this Announcement and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the conditions to the Acquisition being satisfied, including regulatory approval of the Acquisition, increased leverage as a result of the Acquisition, the Company's ability to integrate the businesses and retention of key personnel , the successful realisation of the anticipated synergies and strategic benefits and an adequate return on its investment from the Acquisition, consumer behaviour, the increased regulatory burden facing the Enlarged Group, maintenance of EE'sperformance and momentum in its business during the period prior to Acquisition and throughout integration and the Company's operations, result of operations, financial condition, growth, strategy, liquidity and the industry in which the Company operates, and the other risk factors highlighted in the Company's 2014 Annual Report and risks associated with mobile network operations, as detailed in EE's EMTN prospectus dated 28 March 2014. No assurances can be given that the forward-looking statements in this Announcement will be realised. BT's actual performance, results of operations, internal rate of return, financial condition, distributions to shareholders, the development of its financing strategies and the results or eventual success of the Acquisition may differ materially from the impression created by the forward-looking statements contained in this Announcement. In addition, even if BT's actual performance, results of operations, financial condition, distributions to shareholders and results of the Acquisition are consistent with the forward-looking statements contained in this Announcement, those results or developments may not be indicative of results or developments in subsequent periods.

The information contained in this Announcement is subject to change without notice and the Company does not undertake any responsibility or obligation nor does it intend to revise or update publicly or review any of the forward-looking statements in this Announcement to reflect events or circumstances after the date of this Announcement (except to the extent required by the Financial Conduct Authority, the London Stock Exchange or by applicable law, the Listing Rules or the Disclosure Rules and Transparency Rules). Prospective investors should not place undue reliance on forward-looking statements, which speak only as of the date of this Announcement, as a prediction of actual results or otherwise.

No statement in this Announcement is intended to be nor may be construed as a profit forecast, and no statement in this Announcement should be interpreted to mean or to imply that the earnings per share of the Company for the current or future financial years would necessarily match or exceed the historical or published earnings per share of the Company.

BT agrees definitive terms to acquire EE for £12.5bn to create the UK's leading communications provider

Introduction

BT Group plc ("BT") announces today that it has agreed definitive terms with Deutsche Telekom A.G. ("Deutsche Telekom") and Orange S.A. ("Orange") to acquire EE Limited ("EE") for a total purchase price equivalent to £12.5bn on a debt and cash free basis (the "Transaction"). This follows BT's announcement on 15 December 2014 that it had entered into exclusive discussions with Deutsche Telekom and Orange regarding a possible acquisition of EE.

The combination of EE and BTwill provide customers with innovative, seamless services that combine the power of fibre broadband with wi-fi and advanced mobile capabilities. Integrating the two companies will accelerate BT'smobility strategy and increase BT's capacity for future investment and product innovation as it continues to build world-class digital infrastructure in the UK.

Principal benefits

EE brings highly attractive assets and operations

EE delivers mobile and fixed communications services to consumers, businesses, government and the wholesale market in the UK. It is the leading mobile network operator in the UK with 31m customers (as at 31 December 2014) across its mobile, fixed and wholesale businesses. Of these, 24.5m are direct mobile customers, 834,000 are fixed broadband customers, 3.7m are MVNO customers and 1.9m are machine-to-machine connections.

As at 31 December 2014, EE had 7.7m direct 4G mobile customers, the largest 4G customer base of any operator in Europe. It also has the largest high street presence of the UK mobile network operators ("MNOs"), with approximately 580 retail stores as at 31 December 2014.

EE runs the UK's biggest and fastest mobile network. EE was ranked first for network performance by Rootmetrics in its August 2014 report. Its 4G coverage today reaches more than 80% of the UK population, covering 510 towns and cities and almost 4,000 villages. Its 3G coverage reaches 98% of the population. It also has a strong spectrum position with 105MHz of paired spectrum in a variety of bands widely deployed for 4G.

EE and BT share a vision for the importance of investing in high quality networks. EE has made substantial investments over the years, in acquiring mobile licences and in its network. It has spent around £1.5bn on its network over the last three years, including the modernisation of its 2G network, upgrading its 3G network as well as the continued expansion of its 4G network. EE has invested in additional capacity to accommodate the rapid increase in data demand driven by 4G.

Acceleration of BT's strategy

BT's goal is to deliver sustainable, profitable revenue growth. This will support long-term cash flow growth. BT aims to achieve this through investing in five strategic growth areas: fibre; TV and content; mobility and future voice services; UK business markets; and supporting leading global companies. By investing in these areas BT aims to broaden and deepen its relationships with consumers, businesses and public sector clients, increasing its relevance to them as markets and technologies evolve.

The Transaction accelerates the mobility aspect of BT'sstrategy by providing immediate scale in terms of network, customers and operations, and a significant time-to-market advantage.

The Transaction also complements BT's long-term network vision to build a single, seamless, converged platform, supported by a single IP network, that is able to serve customers with no distinction between fixed and mobile.

BT's and EE's businesses and assets are highly complementary

The assets of EE and BTare highly complementary with little overlap in market shares. Combining the UK's most advanced 4G network with the most extensive superfast broadband network will help BT to deliver innovative, seamless services that combine the power of fibre broadband with wi-fi and advanced mobile capabilities. This will help BT to be the network of choice for voice and data connectivity, wherever customers are, and whichever device they choose to use.

The combination also provides BT with greater scope for future investment and product innovation, as well as increased investment capacity to develop and deploy new networks and services. Ownership of a nationwide mobile network will provide BT with more of the financial benefits arising from higher data usage in the future.

Improves BT's ability to meet growing demand for fixed-mobile converged products

Fixed-mobile converged products have seen strong take-up in a number of Continental European markets, to the benefit of consumers. BT expects there to be growing appetite for these products in the UK. Mobile devices are increasingly being used for data services, rather than just voice and text. People are becoming more reliant on access to data whether in their home or business location, or on the move. The lines between fixed and mobile are blurring as people increasingly rely on tablets and smartphones to access data services.

Given these trends, BT will continue with its plans to start offering consumer mobile services before the end of March through its existing MVNO agreement with EE. BT Business will also continue to develop the mobile services for UK enterprises that it relaunched during this financial year.

Substantial operating cost and capex savings

The Transaction is expected to generate significant operating cost savings and additional capex savings. Together these are expected to reach £360m p.a. in the fourth full year post Completion. Integration costs to achieve these are expected to be around £600m. The savings are equivalent to a net present value of around £3.5bn before integration costs or around £3.0bn after integration costs.

Both BT and EEhave a proven track record in delivering transformation with strong financial results. BT brings its tried and tested approach to cost transformation, which uses forensic analysis to redesign processes to remove inefficiency, reduce the cost of failure and improve customer experience. EE has demonstrated its ability to deliver post-transaction synergies ahead of initial expectations following the merger of Orange and T-Mobile. BT is confident it can use the combined experience to unlock significant synergies across the Enlarged Group.

The operating cost and capex savings are expected to be achieved as follows:

• commercial savings with an annual run-rate of approximately £70m from consolidating sales and marketing operations, procurement efficiencies and simplifying digital platforms and the brand portfolio;

• IT savings with an annual run-rate of approximately £90m through consolidating IT systems and insourcing activities;

• network savings with an annual run-rate of approximately £80m through integrating some network elements and insourcing certain activities; and

• operational savings with an annual run-rate of approximately £120m from consolidating head office functions, rationalising property and realising scale economies in customer service operations.

Potential to accelerate growth in the UK

BT expects to generate revenue synergies by providing a full range of communications services to the combined customer base. This includes selling BT's broadband, fixed telephony and pay-TV services to those EE customers who do not currently take a service from BT. BT also expects to accelerate the sale of converged fixed-mobile services to its existing consumer and business customers and offer new services, using both companies' product portfolios, skills and networks. BT expects revenue synergies, over and above the revenue expected to be generated from its standalone mobile strategy, to have a net present value of around £1.6bn. The revenue synergies are expected on a recurring basis, reaching a run-rate level in the fourth year post Completion.

The synergies described above reflect both the beneficial elements and the relevant costs, and are contingent on the Transaction and could not be achieved independently.

Significantly value-accretive transaction

The Transaction values EE at a multiple of 6.0x 2014 EBITDA and 9.6x 2014 OpFCF, adjusted for the net present value of the operating cost and capex synergies2. The Transaction is expected to be accretive to FCF per share from the first full year post Completion3. As a result of EE's high depreciation charge, reflecting historical network investment, the Transaction is expected to be accretive to Adjusted EPS one year later3.

The cash return on investment is expected to comfortably exceed BT's cost of capital in the third year post Completion on the basis of actual synergies and integration costs.

Opportunity to work together with Deutsche Telekom in the future

The principal benefits of the Transaction are around the creation of the UK's leading fixed-mobile converged communications provider in the UK. The Transaction also provides a platform for BT and Deutsche Telekomto explore whether there are any opportunities to work together and share best practice in the future.

Terms of the Transaction

Under the terms of the Sale and Purchase Agreement between BT, Deutsche Telekom and Orange, BTwill purchase the entire issued share capital of EEfor a purchase price equivalent to £12.5bn on a debt and cash free basis.

It is expected that EE's existing borrowings, currently totalling £2.1bn, will remain outstanding at Completion. Based on £2.3bn of adjusted net debt, being EE's net debt as at 31 December 2014, adjusted for other debt-like items, the remaining consideration of £10.2bn would be payable by BTas follows:

• £5.1bn to Deutsche Telekom comprising around 1.2bn new BTshares valued at around £5.1bn4and a small cash payment; and

• £5.1bn to Orange comprising around 0.4bn new BT shares valued at around £1.7bn4 and cash of around £3.4bn.

The Sale and Purchase Agreement contains a cap and collar protection mechanism which provides for an adjustment to the cash element of the consideration where there is a movement in the BT share price (in a defined period of time prior to Completion), subject to:

        a) a minimum BT share price of approximately 395.0 pence (being 4% below the closing price of 411.5 pence per BT share on 4 December 2014). A share price below this level would not result in further adjustment and therefore the value of the Transaction would fall below £12.5bn; and

       b) a maximum BT share price of approximately 428.0 pence (being 4% above the closing price of 411.5 pence per BT share on 4 December 2014). A share price above this level would not result in further adjustment and therefore the value of the Transaction would increase above £12.5bn.

The Sale and Purchase Agreement contains customary warranties, covenants, undertakings and conditions for a transaction of this nature. If the Board changes its recommendation that Shareholders vote in favour of the Transaction or if BT recommends an alternative transaction prior to Completion, then Orange and Deutsche Telekomcan terminate the Sale and Purchase Agreement and BT shall pay a break fee of £250m (in aggregate) to Deutsche Telekom and Orange.

Completion of the Transaction is subject to clearance under the UK Enterprise Act 2002 from the CMA. The Sale and Purchase Agreement will terminate (and Completion will not occur) if any remedies required by the CMA in order to obtain merger clearance are not reasonable.

At Completion, Deutsche Telekom will hold a 12% stake in BT and Orangewill hold a 4% stake. Both companies will enter into additional shareholder agreements providing all investors with visibility of BT's shareholder structure for the near term.

Immediately following Completion, BT will enter into a Relationship Agreement with Deutsche Telekom governing its relationship as a shareholder in BT. Under this agreement Deutsche Telekom will be entitled to appoint one member of the BT Board of Directors, who will have a letter of appointment substantially similar to other non-executive directors of the Company but with no right to remuneration.

For a period of three years following Completion, Deutsche Telekomwill (subject to certain customary exceptions) be restricted from purchasing BT shares, unless it acquires these directly from Orange, in which case its holding can increase to 15%. Deutsche Telekom will be subject to a lock-up in respect of all of the BT shares it holds for a period of 18 months following Completion, subject to certain exceptions allowing off-market sales to financial investors (who will then be subject to the same lock-up restrictions for the remainder of the 18 month period).

Immediately following Completion, Orange will enter into a standstill and lock-up agreement providing that, for a period of three years following Completion, Orange will (subject to certain customary exceptions) be restricted from purchasing BT shares that would increase its total holding above 4%. Orange will also be subject to a lock-up in respect of all of the BT shares it receives as consideration for a period of 12 months following Completion, subject to certain exceptions. During the lock-up period, Orange will be allowed to sell BT shares to Deutsche Telekom subject to the restriction on Deutsche Telekom's holding at 15% described above. Orange could also make off-market sales to financial investors (who will then be subject to the same lock-up restrictions for the remainder of the 12 month period).

BT has a right of first offer in respect of any off-market sales to financial investors by either Deutsche Telekom or Orange during their lock-up periods. Shareholder authority to approve any such buyback will be sought at the same time as the Class 1 resolution to approve the Transaction.

Financing of the Transaction

BT intends to finance the cash consideration to be paid to Deutsche Telekom and Orange of approximately £3.4bnthrough a combination of the net proceeds of the Equity Placing and new debt financing. The Equity Placing is expected to raise approximately £1bn and will be launched in due course. It will not be conditional upon the Transaction.

BT expects that its existing credit rating will be at least maintained following Completion.

BT discussed the potential acquisition of EE with the Trustee of the BT Pension Scheme. The Trustee recognises that the ongoing financial strength of BT is an important protection to members and is supportive of strategic plans of BT that seek to enhance the covenant of BT.

Integration plan

BT's integration approach will balance the opportunity to realise substantial synergies with the need to sustain trading momentum in markets which are, and will continue to be, highly competitive. BT will continue to put customers first and respect the breadth and depth of talent in both organisations.

An integration project management office will manage the overall integration process that will take place following Completion. It will facilitate cultural integration and track synergy realisation from a financial and an operational perspective. The BT Board of Directors will track progress through an integration committee. During the period between signing and Completion, integration planning will be completed in partnership with EE, in conformity with relevant competition laws.

BT shareholder approval

Because of its size in relation to BT, the Transaction constitutes a Class 1 transaction for BT under the Listing Rules and will therefore require the approval of BT's Shareholders.

BT will in due course send a circular to shareholders (the "Circular") convening a meeting to approve the Transaction and certain related matters (the "Extraordinary General Meeting"). BT will also be required to publish a prospectus in connection with the Transaction (the "Prospectus") in order to admit the Consideration Shares to be issued to Deutsche Telekom and Orangeto the premium listing segment of the Official List.

BT expects the Circular to be published within three months of this Announcement. After the Circular is published, a notice will be sent out to Shareholders calling for the Extraordinary General Meeting to be held within three weeks after that.

The Prospectus will be published by BT close to Completion. BT expects the Transaction to complete before the end of BT's2015/16 financial year.

Dividend policy

At its Q3 2014/15 results on 30 January 2015, BTreconfirmed its dividend policy to grow its dividend per share by 10% - 15% in both 2014/15 and 2015/16. This dividend policy will not be affected by the Transaction.

Additional information on EE

Summary financial information on EE

£ million	12 months to 31 Dec 2012(a)	12 months to 31 Dec 2013(a)	12 months to 31 Dec 2014(b)
Revenue	6,657	6,482	6,327
Adjusted EBITDA(c)	1,429	1,574	1,589
- management & brand fees	(218)	(182)	(146)
- restructuring costs	(106)	(79)	(77)
- exceptional expenses(d)	-	-	(336)
EBITDA(c)	1,105	1,313	1,030

Capital expenditure excluding spectrum(e)	649	583	596
(a) Extracted without adjustment from the audited consolidated financial statements of EE Limited for the year ended 31 December 2013
(b) Extracted without adjustment from the results announcement made by EELimited for the year ended 31 December 2014

(c) EBITDA is defined by EE Limited as the group's net profit (loss) before interest, tax, depreciation and amortisation, and share of profits (losses) of associates and joint ventures. This is not a financial measure defined by IFRS and may not be comparable to other similarly-titled indicators used by other companies. Adjusted EBITDA is defined by EE Limited as EBITDA before management and brand fees payable to its shareholdersand restructuring and exceptional expenses. BT notes that this is a different definition than that used by BT for its Adjusted EBITDA measure

(d) One-off, non-cash accelerated recognition of Phones 4U prepayments
(e) Extracted without adjustment from results announcements made by EE Limited for the year ended 31 December 2014 and the year ended 2013

The financial information above has been extracted from information previously published by EE either in audited annual financial statements or results announcements. The financial information was prepared under IFRS and in accordance with EE's accounting policies.

As at 31 December 2014, EE had approximately 13,000 employees. Within its unaudited interim condensed consolidated financial statements for the six months ended 30 June 2014, EE reported gross assets of £14,131m.

In accordance with the Listing Rules, the Circular will contain historical financial information on EE covering the three years ended 31 December 2014, 2013 and 2012 prepared in accordance with IFRS and consistent with BT's accounting policies, whether set out in BT's 2013/14 Annual Report and Form 20-F or, where it does not currently have a relevant accounting policy, those BT proposes to adopt in the future. Such financial information on EE contained in the Circular may therefore differ from the financial information set out above.

BT has undertaken a desktop review to compare EE's accounting policies to those of BT. Areas reviewed included accounting for mobile handsets, subscriber acquisition costs, revenue share arrangements and capitalisation policies. The following matters are noted in relation to these areas:

        • Where EEsells a bundled offer (e.g. a handset and a service contract), an assessment is made as to whether the elements represent separate units of accounting. The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on their relative fair value. EE limits the amount of revenue recognised upfront on sale of the handset to the amount of the arrangement that is not contingent upon the provision of service, i.e. the amount paid by the customer for the handset. This is currently not a significant item for BT and accordingly BT does not have a published accounting policy in this regard.

        • EE charges mobility-related subscriber acquisition costs to the income statement on connection of the customer to the network. This is currently not a significant item for BT and accordingly BT does not have a published accounting policy in this regard.

        • Where contractual clauses with retailers provide for a profit-sharing arrangement based on the recognised and paid revenue, EE expenses this profit-sharing arrangement when the related revenue is recognised. This is currently not a significant item for BT and accordingly BT does not have a published accounting policy in this regard.

• EE capitalises customer premises equipment (such as broadband routers) and depreciates them whereas BTexpenses similar equipment to the income statement on connection of the customer to the network.

Although based on this desktop review BT does not expect the differences in accounting policies to have a material impact on EE's EBITDA, it may affect the timing of recognition. This will only be confirmed once BT's review of EE's accounting policies and practices is completed. This review will also include the finalisation and approval by BT of new accounting policies in areas not previously significant to BT. This processwill be completed prior to publication of the Circular. EE's historical financial information will be adjusted to reflect the results of this review and may therefore differ from the financial information set out above.

Within the Enlarged Group, certain consolidation adjustments will be required in relation to trading between BTand EE. In addition, the accounting standard IFRS 15 'Revenue from Contracts with Customers', which will apply for BT for the year ending 31 March 2018, will affect the future recognition of revenue and costs.

Notes

1 As at 31 December 2014 as reported in EE's results for the fourth quarter to 31 December 2014. Total network connections of 30,936,000 of which 14,901,000 are postpay mobile customers, 9,575,000 are prepay mobile customers. Excludes, inter alia, MVNO and machine-to-machine connections

2 The multiples are calculated based on: a Transaction price of £12.5bn less the NPV of the operating cost and capex synergies after integration costs of approximately £3.0bn; and EE EBITDA for the twelve months to 31 December 2014 of £1,589m and OpFCF for the twelve months to 31 December 2014 of £993m (both adjusted to remove management and brand fees of £146m, restructuring costs of £77m and exceptional expenses of £336m), as reported in EE's results for the year ended 31 December 2014

3 After operating cost and capex synergies and before integration costs; assuming an Equity Placing of £1bn priced at 423 pence per BT share, the closing price on 4 February 2015, the last Business Day before this Announcement; and excludes purchase accounting adjustments relating to the Transaction

4 Based on the closing price of 423 pence per BT share on 4 February 2015, the last Business Day before this announcement and assuming an Equity Placing of £1bn priced at 423 pence per BT share, the closing price on 4 February 2015, the last Business Day before this Announcement

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2014, BT Group's reported revenue was £18,287m with reported profit before taxation of £2,312m.

BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Defined terms / glossary

"Acquisition" or "Transaction"	the proposed acquisition by the Company of EE
"Adjusted EPS"	adjusted earnings per share, defined as reported earnings per share before specific items
"Announcement"	this announcement
"BT" or "Company"	BT Group plc
"Business Day"	any day on which banks are generally open in London for the transaction of business other than a Saturday or Sunday or public holiday
"Circular"	the circular to be issued by the Company in respect of the Transaction, together with any supplements or amendments thereto and including the notice of general meeting
"CMA"	the UK Competition and Markets Authority
"Completion"	completion of the Acquisition pursuant to the terms of the Sale and Purchase Agreement
"Consideration Shares"	the Ordinary Shares to be issued by the Company to Deutsche Telekom and Orange pursuant to the Sale and Purchase Agreement
"Deutsche Telekom"	Deutsche Telekom A.G.
"Directors" or "Board of Directors"	the directors of the Company as at the date of this Announcement
"Disclosure and Transparency Rules"	the disclosure rules and transparency rules made by the UK Listing Authority under Section 73A of FSMA as amended from time to time
"EBITDA"	profit before depreciation, amortisation, net finance expense and taxation
"EE"	EE Limited
"EE Shares"	the ordinary shares in EE other than the shares that are held in treasury by EE immediately prior to Completion
"Enlarged Group"	the Company and its subsidiaries and subsidiary undertakings, including EE, after Completion and from time to time thereafter
"Equity Placing"	placing of BT ordinary shares, in order to part-fund the Acquisition, to be launched in due course
"EU"	the member states of the European Union
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held in order to consider and, if thought fit, approve the Resolutions
"FCF"	free cash flow, defined as the cash generated from operations after capital expenditure and finance costs
"Financial Conduct Authority"or "FCA"	the Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA
"FSMA"	the Financial Services and Markets Act 2000, as amended
"Goldman Sachs"	Goldman Sachs International
"Group" or "BT Group"	means BT Group plc and its subsidiaries and subsidiary undertakings prior to Completion and from time to time
"IFRS"	International Financial Reporting Standards as adopted by the European Union
"J.P. Morgan Cazenove"	J.P. Morgan Limited (which conducts its UK investment banking businesses as "J.P. Morgan Cazenove")
"Listing Rules"	the listing rules made by the UK Listing Authority under section 73A of the FSMA as amended from time to time
"MNO"	mobile network operators
"MVNO"	mobile virtual network operators
"Official List"	the official list maintained by the FCA
"OpFCF"	operating free cash flow, defined as EBITDA less capital expenditure
"Orange"	Orange S.A.
"Pounds Sterling" or "£"	the lawful currency of the United Kingdom from time to time
"Prospectus"
the prospectus to be issued by the Company in respect of the application to admit the Consideration Shares to the premium listing segment of the Official List, together with any supplements or amendments thereto

"Prospectus Rules"	the Prospectus Rules of the Financial Conduct Authority
"Resolutions"	the resolutions in the notice of general meeting in respect of the Transaction
"Sale and Purchase Agreement"	the agreement entered into today between Deutsche Telekom, Orange and the Company setting out the terms and conditions governing the acquisition by the Company of the EE Shares
"Securities Act"	the US Securities Act of 1933, as amended
"Shareholder"	a holder of Shares
"Shares"	the ordinary shares of nominal value 5 pence each in the capital of the Company including, if the context requires, the Consideration Shares
"Sponsor"	J.P. Morgan Cazenove
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UKLA" or "UK Listing Authority"	the FCA acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and any successor(s) thereto
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  05 February 2015